Exhibit 99.1

Bogota, December 31, 2019

In November 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.4 MILLION

PASSENGERS

In November 2019, Avianca Holdings and its subsidiaries carried 2,411,861 passengers, a 7.5% decrease over the same period in 2018.

In November 2019, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,411,861 passengers, a 7.5% decrease compared to the same period in November 2018. Capacity, measured in ASKs (available seat kilometers), decreased 7.3%, while passenger traffic, measured in RPKs (revenue passenger kilometers), decreased 9.0%, in each case compared to the same period in 2018. The load factor for the month was 80.5%, a decrease of 151 bps compared to the same period in 2018.

Domestic markets in Colombia, Peru and Ecuador

In November 2019, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,388,861 travelers, a 5.5% decrease compared to the same period in 2018. Capacity (ASKs) decreased 9.0% while passenger traffic (RPKs) decreased 11.1%, in each case compared to the same period in 2018. The load factor for the month was 81.7%, a decrease of 188 bps compared to the same period in 2018.

International markets

In November 2019, the affiliated airlines of Avianca Holdings transported 1,023,000 passengers on international routes, a 10.2% decrease compared to the same period in 2018. Capacity (ASKs) decreased 7.0%, while passenger traffic (RPKs) decreased 8.6%, in each case compared to the same period in 2018. The load factor for the month was 80.2%, a decrease of 143 bps compared to the same period in 2018.

Operational Statistics	Nov –19	Nov –18	ΔYoY	YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,412	2,608	-7.5%	27,991	27,885	0.4%
ASK (mm)[2]	4,274	4,613	-7.3%	49,913	48,228	3.5%
RPK (mm)[3]	3,439	3,781	-9.0%	40,822	40,093	1.8%
Load Factor[4]	80.5%	82.0%	-1.5pp	81.8%	83.1%	-1.3pp
Domestic Market
PAX (K)[1]	1,389	1,469	-5.5%	15,902	15,883	0.1%
ASK (mm)[2]	725	797	-9.0%	8,528	8,537	-0.1%
RPK (mm)[3]	592	666	-11.1%	6,901	7,137	-3.3%
Load Factor[4]	81.7%	83.6%	-1.9pp	80.9%	83.6%	-2.7pp
International Market
PAX (K)[1]	1,023	1,139	-10.2%	12,090	12,001	0.7%
ASK (mm)[2]	3,549	3,816	-7.0%	41,385	39,690	4.3%
RPK (mm)[3]	2,847	3,115	-8.6%	33,921	32,956	2.9%
Load Factor[4]	80.2%	81.6%	-1.4pp	82.0%	83.0%	-1.1pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings S.A. announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability, and 4) repositioning of non-strategic assets.

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